                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                                  GenCorp Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of class of securities)

                                    368682100
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 12, 2003
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 368682100                   13D                      Page 2 of 6 pages
---------------------                                        -------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,159,900
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,159,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,159,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 368682100                   13D                      Page 3 of 6 pages
---------------------                                        -------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,159,900
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,159,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,159,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 368682100                   13D                      Page 4 of 6 pages
---------------------                                        -------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 3,159,900 Shares owned by Steel
Partners II is $25,137,257.  The Shares owned by Steel Partners II were acquired with partnership funds.

     Item 5(a) is hereby amended and restated to read as follows:

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  43,239,894  Shares  outstanding,  which is the total number of Shares  outstanding as of February 3, 2003 as reported in the Issuer's
Proxy  Statement  on  Schedule  14A  filed  with  the  Securities  and  Exchange
Commission on February 14, 2003.

            As of the close of business  on March 18,  2003,  Steel  Partners II beneficially  owned 3,159,900  Shares,  constituting  approximately  7.3% of the
Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned  3,159,900  Shares, constituting approximately 7.3% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive  power with respect to the 3,159,900 Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

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CUSIP No. 368682100                   13D                      Page 5 of 6 pages
---------------------                                        -------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2003                    STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ----------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 368682100                   13D                      Page 6 of 6 pages
---------------------                                        -------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock               Price Per              Date of
     Purchased                       Share($)               Purchase
     ---------                       --------               --------

                            Steel Partners II, L.P.
                            -----------------------

      13,200                         7.1458                 2/18/03
      20,700                         7.1348                 2/19/03
      15,000                         7.1800                 2/20/03
      65,400                         6.1199                 3/11/03
       7,100                         6.1100                 3/12/03
      72,400                         6.1251                 3/12/03
       5,000                         6.1400                 3/13/03
      10,000                         6.1100                 3/13/03

                             Warren G. Lichtenstein
                             ----------------------
                                      None